Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Fixed Charges:
Interest on deposits	$17,404	$29,092	$53,150	$65,474	$54,250	$34,208	$23,163
Interest on borrowings	3,933	4,589	8,974	10,946	10,308	8,606	7,265
Estimated interest on rental expense	235	246	487	566	541	525	490
Fixed charges including interest on deposits (A)	21,572	33,927	62,611	76,986	65,099	43,339	30,918
Less: Interest on deposits	17,404	29,092	53,150	65,474	54,250	34,208	23,163
Fixed charges excluding interest on deposits (B)	$4,168	$4,835	$9,461	$11,512	$10,849	$9,131	$7,755

Earnings:
Pretax income from continuing operations	$14,507	$21,582	$38,337	$39,741	$39,921	$39,465	$35,929
Fixed charges including interest on deposits	21,572	33,927	62,611	76,986	65,099	43,339	30,918
Earnings, including interest on deposits (C)	36,079	55,509	100,948	116,727	105,020	82,804	66,847
Less: Interest on deposits	17,404	29,092	53,150	65,474	54,250	34,208	23,163
Earnings, excluding interest on deposits (D)	$18,675	$26,417	$47,798	$51,253	$50,770	$48,596	$43,684

Ratio of earnings to fixed charges:
Including interest on deposits (A / C)	1.67	1.64	1.61	1.52	1.61	1.91	2.16
Excluding interest on deposits (B / D)	4.48	5.46	5.05	4.45	4.68	5.32	5.63